EXHIBIT 11

NORTHWEST NATURAL GAS COMPANY

Statement re: Computation of Per Share Earnings

(Thousands, except per share amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Net income	$2,617	$1,994	$50,692	$43,027

Average common shares outstanding - basic	26,999	27,563	27,114	27,574
Additional shares for stock-based compensation plans	165	48	147	47

Average common shares outstanding - diluted	27,164	27,611	27,261	27,621

Earnings per share of common stock - basic	$0.10	$0.07	$1.87	$1.56

Earnings per share of common stock - diluted	$0.10	$0.07	$1.86	$1.56

For the three- and six- month periods ended June 30, 2007 and the three- month period ended June 30, 2006, no shares were excluded from the calculation of diluted earnings per share because the effect of all shares was dilutive. For the six-month period ended June 30, 2006, 600 shares were excluded from the calculation of diluted earnings per share because the shares would not have a dilutive effect.